Exhibit 99.1

YM BIOSCIENCES PRESENTS DATA COMPARING MECHANISM OF ACTION FOR EGFR ANTIBODY, NIMOTUZUMAB TO CETUXIMAB AND PANITUMUMAB, AT THE AACR CENTENNIAL CONFERENCE ON TRANSLATIONAL CANCER MEDICINE 2008
- Data describes nimotuzumab’s unique binding properties resulting in superior side-effect profile compared to other EGFR-targeting drugs -

MISSISSAUGA, Canada – July 21, 2008 – YM BioSciences Inc. (AMEX: YMI, TSX: YM, AIM: YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that the results from research examining the binding dynamics of nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR), compared to two other EGFR-targeting drugs cetuximab and panitumumab,  will be presented today in a poster at the AACR Centennial Conference on Translational Cancer Medicine 2008, held in Monterey, California from July 20 - 23, 2008. The data describe the unique binding properties of nimotuzumab to EGFR that allows the antibody drug to be effective against cancers without causing the severe side effects of other EGFR-targeting drugs.

“This research describes the distinct molecular properties of nimotuzumab responsible for its more favorable side-effect profile which differentiates our drug from all of the other currently marketed anti-EGFR antibodies. The ongoing 59-patient Phase II study in colorectal cancer of nimotuzumab with irinotecan confirms the low level of interaction between nimotuzumab and normal tissue with less than a quarter of the patients exhibiting skin toxicity and in all of whom it was both mild and transitory,” said David Allan, Chairman and CEO.  “These data further support the value proposition for our lead drug - nimotuzumab has the potential to become best-in-class in the enormous market for EGFR-targeting therapies.”

The EGF receptor is expressed on numerous non-cancerous cells, including skin cells, GI mucosa, and renal cells, while over-expressed on many types of cancer cells. The presentation describes the mechanism through which nimotuzumab discriminates between normal cells and cancer cells, binding preferentially to cancer cells over-expressing EGFR, whereas the currently approved anti-EGFR antibodies, cetuximab and panitumumab, bind to all tissues expressing EGFR. Unlike the other two drugs, the attachment of nimotuzumab to EGFR required bivalent binding (i.e. with both antibody arms), which occurs more readily when EGFR density is elevated. In contrast, when EGFR density is low, such as in healthy tissue, cetuximab and panitumumab continued to interact strongly with EGFR through monovalent binding, while nimotuzumab monovalent binding was transient thus sparing healthy tissues and avoiding the associated severe toxicities. The selective targeting of tumors with high EGFR density by nimotuzumab is similar to observations with Herceptin®, where the antibody is only active against Her2-overexpressing malignancies.

EGFR tyrosine-kinase activity is increased in human cancer cells in response to radiation. Inhibition of EGFR signaling exerts an additive, to supra-additive, effect on radiation in tumor cells in-vitro. This radio-sensitizing effect has been achieved in-vivo using monoclonal antibodies against EGFR. Radiation treatment may further enhance the ability of nimotuzumab to bind to cancer cells with initially low EGFR expression.

“Data presented at this meeting combined with compelling survival data from a phase I Non-Small Cell Lung Cancer (NSCLC) trial of nimotuzumab plus radiation recently presented at ASCO 2008 provide a strong rationale for YM to aggressively pursue the development of nimotuzumab in NSCLC and other indications where EGFR expression is high or in indications where regimens that stimulate EGFR expression are used, such as radiation or chemoradiation,” added Dr. Paul Keane, Director, Medical Affairs of YM BioSciences.

The research poster, entitled “Bivalent Binding Properties of Epidermal Growth Factor Receptor (EGFR) Targeted Monoclonal Antibodies: Factors Contributing to Differences in Observed Clinical Profiles”, will be presented by the author, Ilia Tikhomirov of YM BioSciences, and will be available on YM BioSciences’ website, www.ymbiosciences.com.

About nimotuzumab
Nimotuzumab is a humanized monoclonal antibody that targets the epidermal growth factor receptor. In clinical trials and commercial sales of nimotuzumab involving approximately 3,000 patients worldwide nimotuzumab has been observed to have a significantly improved side-effect profile compared to other EGFR-targeting drugs while demonstrating substantial clinical benefit in Phase II trials and being approved for marketing in eight countries. No case of Grade 3-4 rash has been reported for nimotuzumab and reports of any of the other side effects that are typical of EGFR-targeting molecules have been rare.

YM’s licensees for nimotuzumab, that include Daiichi Sankyo in Japan, Oncoscience AG in Europe, Innogene Kalbiotech in Singapore/Indonesia and Kuhnil in Korea, have a well-established, focused and advanced development program underway for this highly differentiated EGFR-targeting molecule.

Nimotuzumab is currently being evaluated in two Phase III trials as a first-line treatment for pediatric pontine glioma and adult glioma, a Phase II/III trial as a treatment for pancreatic cancer and a phase II study in colorectal cancer. Two additional late stage trials in NSCLC and esophageal cancer are also planned for initiation during 2008 by YM and other members of the consortium. In addition the drug has been approved for marketing in eight countries and is under review for marketing approval by EMEA.

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  In addition to nimotuzumab, the Company is developing AeroLEF™, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

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This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF™ will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.